OWENS CORNING

ONE OWENS CORNING PARKWAY

TOLEDO, OH 43659

Ron Ranallo

Vice President and Corporate Controller

September 13, 2007

Via Facsimile and EDGAR Submission

Mr. Ernest Greene

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 SEC File No. 1-33100

Dear Mr. Greene:

On behalf of Owens Corning, we refer to the letter dated August 29, 2007 (the “Letter”) from the staff of the Commission (the “Staff”) relating to Owens Corning’s 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007. As discussed with the Staff in a telephone exchange with Ernest Greene on September 12, 2007, we believe additional time is required in order to properly review and finalize the responses to the Letter. The purpose of this letter is to confirm our understanding, based upon our telephone exchange, that the Staff has taken no exception to our request for an extension to October 4, 2007 to provide responses to the Letter.

If you require additional information, please telephone me at 419-248-8681.

Very truly yours,

/s/ Ronald Ranallo
Ronald Ranallo
Vice President and Corporate Controller

OWENS CORNING